Exhibit 99.2

Pyxis Tankers Inc. Completed Merger with LookSmart, Ltd. and Has Commenced Trading under symbol “PXS” on the NASDAQ Capital Market

October 29, 2015 Maroussi, Greece. Pyxis Tankers Inc. (“Pyxis”), an international maritime transportation company with a focus on the product tanker sector, announced today that pursuant to its previously disclosed completed merger with LookSmart, Ltd (“LookSmart”) on October 28, 2015, Pyxis common stock was approved to be listed on the NASDAQ Capital Market under the trading symbol “PXS”.

In connection with the closing of the merger, LookSmart consummated a 1 to .1512 reverse split, thereby reducing the number of its shares outstanding from 5,768,851 to 872,036. Each post-split share of LookSmart was cancelled and exchanged for the right to receive 1.0667 shares of Pyxis common stock. Following the merger, Pyxis had a total of 18,244,671shares (giving effect to rounding up on fractional shares) of common stock issued and outstanding.

About Pyxis Tankers Inc.

Pyxis Tankers Inc. is a holding company incorporated on March 23, 2015 under the laws of the Republic of the Marshall Islands. Pyxis owns a fleet comprised of six double hull product tankers, which had a weighted average age of 4.3 years as of June 30, 2015, based on deadweight tonnage, that are employed under a mix of short- and medium-term time charters and spot charters. Four of the vessels in the fleet are medium-range, or MR, product tankers, three of which have eco-efficient or eco-modified designs, and two of which are short-range tanker sister ships. Each of the vessels in the fleet is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals.

Forward Looking Statement

 This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by Pyxis and its management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Contact:
Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125 Greece
+30 210 638 0200

Visit our website www.pyxistankers.com.

Company Contacts:
Henry Williams CFO
Tel: +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

Antonios C. Backos Senior
VP for Corporate Development and General Counsel
Email: abackos@pyxistankers.com